Exhibit II-14

Mitsubishi Estate Company, Limited’s Change Report No. 5, dated February 25, 2009

The above-mentioned foreign language document updates Mitsubishi Estate Company, Limited’s share ownership of Towa Real Estate Development Co., Ltd. Mitsubishi Estate Company, Limited acquired 270,000,000 shares of common stock (¥ 57 per share), 3,730,000 Class A preferred shares (¥801 per share) and 1,280,000 Class B preferred shares (¥433 per share) of Towa Real Estate Development Co., Ltd. on February 20, 2009. Mitsubishi Estate Company, Limited’s share ownership percentage of Towa Real Estate Development Co., Ltd. is now 79.79 percent, up from 58.60 percent.